FNC Ag Stock, LLC

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2021
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69177

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FNC AG STOCK, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4050 GARDEN VIEW DRIVE SUITE 103
(No. and Street)

GRAND FORKS	ND	58201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NICK WATSON	(701) 780-2828	NWATSON@FNCAGSTOCK.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EIDE BAILLY LLP
(Name – if individual, state last, first, and middle name)

800 NICOLET MALL SUITE 1300	MINNEAPOLIS	MN	55403-7033
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICK WATSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FNC AG STOCK, LLC, as of NOVEMBER 29TH, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIRGINIA LINDBERG
NOTARY PUBLIC
STATE OF NORTH DAKOTA
MY COMMISSION EXPIRES JUL. 12, 2025

Virginia Lindberg
Notary Public

Signature: Nick Watson
Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FNC AG STOCK, LLC

TABLE OF CONTENTS

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Members
FNC Ag Stock, LLC
Grand Forks, North Dakota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FNC Ag Stock, LLC (the Company) as of September 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as FNC Ag Stock, LLC's auditor since 2015.

Eide Bailly LLP

Minneapolis, Minnesota
November 24, 2021

FNC AG STOCK, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2021

		2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	521,915
Other current assets		2,890
		524,805
TOTAL	$	524,805
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Commissions payable	$	1,894
Contract liabilities		27,955
Total current liabilities		29,849
MEMBER'S EQUITY:		
Farmers National Company Member's equity		494,956
Total member's equity		494,956
TOTAL	$	524,805

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FNC Ag Stock, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company. Operations for FNC Ag Stock, LLC began on August 27, 2013. FNC Ag Stock, LLC is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company's limited liability company agreement defines the period of the duration. The agreement states the Company's continuation as a limited liability company is dependent upon the existence of the member of the LLC. The Company maintains a special account for the exclusive benefit of customers. Therefore, the Company is exempt from the provisions of the SEC Rule 15c3-3 under paragraph (k)(2)(i).

FNC Ag Stock, LLC operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company had two individuals who serve as agents as of September 30, 2021. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively.

Use of Estimates — In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable — The Company's accounts receivable consist of commission due from the escrow agent. Historically, the Company has not experienced losses related to receivables and it is not considered to be a significant credit risk.

Cash Equivalents — The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk – The Company's cash balances are maintained in a bank deposit account, the balance of which may periodically exceed federally insured limits.

Advertising Costs – The Company's advertising costs are charged to expense as incurred.

Income Taxes — The Company is operating as a limited liability company and, consequently, earnings pass through to the members and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest, and penalties, any would be recorded in federal income tax expense. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. There are no uncertain tax positions as of September 30, 2021.

Leases – Under ASU No. 2016-02, "Leases" (Topic 842), leases are classified as either finance or operating leases. For finance leases, a lessee will recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements, to afford better understanding of an entity's leasing activities, including any significant judgments and estimates. ASU 2016-02 was effective for the Company beginning October 1, 2019. Under the standard,

entities may make an accounting policy election not to record a right-of-use asset and lease liability for short-term leases, which are defined as leases with a lease term of 12 months or less.

The Company's lease liability falls under its expense sharing agreement with the Parent. This expense sharing agreement is a 12 month agreement effective October 1, 2020 through September 30, 2021 and automatically extending on a month-to-month basis thereafter. Due to the short-term nature of the expense sharing agreement, the Company has made the policy election not to record a right-of-use asset and lease liability.

Subsequent Events – The Company has evaluated subsequent events through November 24, 2021.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Brokerage Commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Commission revenues and related commission expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer as transactions are approved by the board of directors of the Company issuing the units.

Contract Fees. The Company has written trade agreements with cooperatives and energy producers to facilitate the stock trades on behalf of these businesses. Many of the trade agreements include an annual contract maintenance fee paid to the Company for the services provided to the buying and selling shareholders. The Company believes the performance obligation is satisfied equally over the 12 month contract period because the business is eligible to utilize the services of the Company equally throughout duration of the agreement.

Disaggregated Revenue from Contracts with Customers. The following table presents revenue by major source:

Revenue from Contracts with Customers	
Brokerage Commissions	$230,808
Contract Fees	77,169
Total Revenue	**$307,977**

Contract Liabilities. The timing of revenue recognition related to contract fees results in contract liabilities. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered a contract liability.

For the fiscal year ending September 30, 2021, contract liabilities (deferred revenue) had a beginning balance of $34,213 and a year end balance of $27,955. Because the contracts do not extend beyond 12 months, the entire opening contract liability balance of $34,213 was recognized as revenue during the current fiscal year.

3. COMMISSIONS PAYABLE

Commissions are paid to the agents. The payable at September 30, 2021 consists of $1,894 payable to agents.

4. RELATED PARTY TRANSACTIONS

The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. There was $99,600 paid to the Parent for salaries, benefits and taxes, office rent and office expense for the year ended September 30, 2021. There was not a payable to member as of September 30, 2021. The expense sharing agreement was effective beginning October 1, 2019 through September 30, 2020, and on a month-to-month basis thereafter until either party provides the other not less than 30 days advance written notice of its intent to modify or

terminate the agreement. Due to the short-term nature of the expense sharing agreement, no right-of-use asset or lease liability was recorded.

5. LEASE OBLIGATIONS

The Company leases office space under its expense sharing agreement with the Parent. This expense sharing agreement is a 12 month agreement effective October 1, 2019 through September 30, 2020 and on a month-to-month basis thereafter. Due to the short-term nature of the expense sharing agreement, there are no minimum lease commitments. Rent expense for the year ended September 30, 2021, was $9,600.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. FNC Ag Stock, LLC is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2021 the Company had net capital of $492,066, which was $487,066 in excess of its required net capital of $5,000.

7. COMMITMENTS AND CONTINGENGIES

The Company is involved in various legal matters from time to time. Management is of the opinion none of these legal actions will result in losses material to the financial position, results of operations, or cash flows of the Company.